SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number: 001-31225
EnPro Industries, Inc.
Retirement Savings Plan for Hourly Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

Pages
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	4
Notes to Financial Statements for the Years Ended December 31, 2006 and 2005	5-11

SUPPLEMENTAL SCHEDULES:
Schedule H, line 4a — Schedule of Delinquent Contributions	12
Schedule H, line 4i — Schedule of Assets Held for Investment Purposes, December 31, 2006	13
Exhibit 23.1
Exhibit 23.2

NOTE:
The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the ones listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Retirement Savings Plans for Hourly Employees
and the EnPro Industries, Inc. Benefits Committee
We have audited the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2006 and the supplemental schedule of delinquent contributions at December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Greer & Walker, LLP
Charlotte, North Carolina
June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the Retirement Savings Plans for Hourly Employees and the EnPro Industries, Inc. Benefits Committee
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) at December 31, 2005 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 29, 2006

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:

Investments, at fair value	$40,049,548	$36,201,139

Receivables:
Participant contributions	95,516	99,921
Employer contributions	37,957	40,703

Total	133,473	140,624

Accrued income and other	23,126	22,557

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	40,206,147	36,364,320

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	81,127	65,509

NET ASSETS AVAILABLE FOR BENEFITS	$40,287,274	$36,429,829

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,055,071	$984,380
Investment loss from the EnPro Industries, Inc. Retirement Savings Plan Master Trust	—	(66,507)
Interest from participant loans	169,634	142,747

Total investment income	4,224,705	1,060,620

Contributions:
Participants	2,633,896	2,439,695
Employer	1,051,891	945,495
Rollovers	213,423	50,260

Total contributions	3,899,210	3,435,450

Total additions	8,123,915	4,496,070

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	4,050,163	3,721,812
Fees and commissions	61,643	76,323

Total deductions	4,111,806	3,798,135

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,012,109	697,935

TRANSFER OF ASSETS	(154,664)	—

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	36,429,829	35,731,894

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$40,287,274	$36,429,829

See notes to financial statements.

ENPRO INDUSTRIES, INC
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
1.	DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Hourly Employees of EnPro Industries, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — EnPro Industries, Inc. (the “Company” or “EnPro”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, hourly employees of the Company, as defined by the Plan document, are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Hourly Trust and Master Trust — The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan, in addition to serving as trustee for the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Salaried Plan”). Prior to July 1, 2005, the assets of the Plan and the assets of the Salaried Plan were held in the EnPro Industries, Inc. Retirement Savings Plan Master Trust (the “Master Trust”) and Mellon Bank (“Mellon”) served as the trustee of the Master Trust. On that date, the Plan’s interest in the Master Trust was transferred to the Schwab Directed Employee Benefit Trust (the “Hourly Trust”). As of December 31, 2006 and 2005, the Plan had no interest in the Master Trust.

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions — Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches either 50% or 100% of employee contributions of 3% to 6% of base pay per payroll period.

Participants’ contributions are remitted by EnPro to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, EnPro contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and Plan gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Investment Options — Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Participants may direct their contributions into one or more core mutual funds, a money market fund and a self-directed brokerage account option that allows contributions in common stock, mutual funds, corporate debt, and cash and money market funds.

Vesting — Participants are fully vested in all contributions, including earnings thereon.

Distributions — Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions made from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Participant Loans — Participants may borrow from their account balances with interest charged at a rate determined by the Company’s Benefits Committee, which remains in effect for the duration of the loan. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Participants may only take out one loan during any 12 month period and may only have two loans outstanding at any time. As of December 31, 2006 and 2005, the Plan had loans receivable from participants with principal balances totaling $2,674,691 and $2,853,062, respectively, which are included with investments in the accompanying Statements of Net Assets Available for Benefits.

Participant Investment Rollovers — Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Reclassifications — Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 presentation. Such reclassifications had no effect on reported net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition — At December 31, 2006 and 2005, the Plan’s investments are held in the Hourly Trust, which is an investment trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Hourly Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of EnPro’s common stock. The net appreciation in the fair value of investments includes realized and unrealized gains and losses on the fair value of investments held by the Plan. The loans to participants are valued at their outstanding balance, which approximates fair value. Purchases and sales of investments are recorded on a settlement date basis. Interest income is accrued as it is earned and dividends are recorded as of the ex-dividend date. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust as of year end.

As described in Financial Accounting Standards Board Staff Position FSP, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits for a defined contribution plan attributable to fully benefit responsive investment contacts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments.

The change in net unrealized appreciation/depreciation of investments held from the beginning of the Plan year to the end of the Plan year is included with realized gains/losses as net investment income/loss reported in the accompanying Statements of Changes in Net Assets Available for Benefits.

Contributions — Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Distributions — Distributions are recorded when paid. At December 31, 2006 and 2005, there were no benefits processed and approved for payment, but not paid.

Expenses — Certain of the Plan’s administrative expenses are paid by the Company. Other expenses such as legal and accounting are paid from Plan assets and deducted from participant accounts in accordance with the Plan document.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab. All investment information disclosed in the accompanying financial statements and supplemental schedules, including investments held, and net investment income and interest and dividends, was obtained or derived from information supplied to the Plan administrator by the Trustee for the year ended December 31, 2006 and the period from July 1, 2005 to December 31, 2005. Investment information for the period from January 1, 2005 to June 30, 2005 was supplied to the Plan administrator by the prior trustee, Mellon.

The fair value of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 is as follows:

	2006	2005

Schwab Stable Value Fund	$6,256,900	$6,114,592
Laudus International Market Masters	$2,229,878	$—
Oppenheimer Main St A	$3,461,656	$3,069,439
PIMCO Total Return	$4,033,380	$4,099,083
Schwab Institutional Select S&P 500	$11,064,322	$9,878,128
Participant Loans	$2,674,691	$2,853,062
Investment gain for the year ended December 31, 2006 is as follows:

Interest and dividends	$1,240,625
Net appreciation of common stock	219,871
Net appreciation of common/collective trusts	558,802
Net appreciation of registered investment companies	2,205,407

Investment gains (net)	$4,224,705

Investment gain for the period of July 1, 2005 to December 31, 2005 for the Hourly Trust is as follows:

Interest and dividends (including participant loan interest)	$158,770
Net appreciation of common stock	(48,428)
Net appreciation of common/collective trusts	224,445
Net appreciation of registered investment companies	792,340

Investment gains Hourly Trust (net)	$1,127,127

4.	MASTER TRUST

As discussed in Note 1, the Plan’s interest in the Master Trust was transferred to the Hourly Trust on July 1, 2005. At December 31, 2004, the Plan’s interest in the net assets of the Master Trust was approximately 22%. Accordingly, the Plan had no interest in the Master Trust as of December 31, 2006 and 2005.

Investment gain for the Master Trust is as follows:

Interest and dividends (including participant loan interest)	$1,749
Net appreciation of common stock	(606,663)
Net appreciation of common/collective trusts	301,366
Net appreciation of registered investment companies	696,946

Investment gains Hourly Trust (net)	$393,398

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.	TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended from time to time since receiving the determination letter. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	PROHIBITED TRANSACTION

During the Plan year ended December 31, 2006, employee withholdings in the amount of $4,873 were not remitted within the appropriate time period by the Company. This transaction constitutes a prohibited transaction as defined by ERISA. The Company is aware of the occurrence and has taken steps to correct the situation, and has further implemented procedures to ensure that all future withholdings are remitted within the prescribed time period.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the Accompanying financial statements at fair value	$40,206,147	$36,364,320
Plus adjustment from fair value to contract value for fully benefit responsive investment contracts	81,127	65,509
Rounding	(3)	—

Net assets available for benefits per the Form 5500	$40,287,271	$36,429,829

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005

Change in net assets available for benefits per the accompanying financial statements net of transfers	$3,857,445	$697,935
Rounding	(3)	—

Change in net assets available for benefits per the Form 5500	$3,857,442	$697,935

11.	SUBSEQUENT EVENTS

Effective June 1, 2007, the Company amended the Plan to add a Roth feature. Participants can now choose between pre-tax contributions and after-tax contributions which are held in Roth accounts.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT CONTRIBUTIONS
AS OF DECEMBER 31, 2006            EIN: 01-0573945            PLAN NUMBER: 005

Participant	Total That Constitute Nonexempt Prohibited Transactions			Total Fully
Contributions	Contributions	Contributions	Contributions	Corrected
Transferred Late	Not	Collected Outside of	Pending Correction	Under VFCP and
To The Plan	Corrected	VFCP	In VFCP	PTFE 2002 – 51

$4,873		$4,873
See report of independent registered public accounting firm.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Schedule H, Line 4i — Schedule of Assets
Held for Investment Purposes as of December 31, 2006
EIN: 01-0573945       Plan Number: 005

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of investment including maturity date,		Current
Party-in-interest	lessor or similar party	rate of interest, collateral, par or maturity value	Cost	Value

*	Schwab U.S. Treasury Money Fund	Money Market	**	$1,681
*	EnPro Company Stock Fund	Common stock	**	911,467
*	Schwab Managed Retirement 2010	Common/collective trust	**	505,180
*	Schwab Managed Retirement 2020	Common/collective trust	**	1,360,535
*	Schwab Managed Retirement 2030	Common/collective trust	**	938,857
*	Schwab Managed Retirement 2040	Common/collective trust	**	234,365
*	Schwab Stable Value Fund	Common/collective trust	**	6,256,900
*	Personal Choice Retirement Account	Self directed brokerage account	**	52,286
*	American Beacon Small Cap Value Plan	Registered investment company	**	1,324,459
*	Dodge & Cox Stock Fund	Registered investment company	**	1,615,806
*	Growth Fund of America A	Registered investment company	**	566,519
*	JP Morgan Mid Cap Value	Registered investment company	**	685,386
*	Laudus International Market Masters	Registered investment company	**	2,229,878
*	Oppenheimer Main St A	Registered investment company	**	3,461,656
*	PIMCO Total Return	Registered investment company	**	4,033,380
*	Schwab Institutional Select S&P 500	Registered investment company	**	11,064,322
*	T Rowe Price Mid-Cap Growth	Registered investment company	**	649,833
*	Van Kampen Equity and Income	Registered investment company	**	1,250,703
*	Vanguard Explorer	Registered investment company	**	231,644
*	Participant loans	Interest rates ranging from 5.50% to 10.50%	$0	2,674,691

			$—	$40,049,548

*	Party-in-interest transaction, not a prohibited transaction.

**	Cost information is not required pursuant to the instructions to Form 5500 for participant directed funds.
See report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

By:	ENPRO INDUSTRIES, INC., Plan Administrator

	By:	/s/ John R. Smith John R. Smith
Senior Vice President, Human Resources and Administration
Date: June 27, 2007

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Greer & Walker, LLP

23.2	Consent of PricewaterhouseCoopers LLP